

SECURITIES
W

10031265

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E Z Stocks Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Bishops Way, Suite 147
(No. and Street)

Brookfield WI 53005
(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 18 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Blumschein (262) 436-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 North Mayfair Road, Suite 302 Milwaukee, WI 53226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Blumenschein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EZ Stocks, Inc., as of June 17, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
PETER F.
MADLUNG
STATE OF WISCONSIN

Signature

COO,

Title

Notary Public

2-17-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EZ STOCKS, INC.
Brookfield, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended March 31, 2010

Net Capital Computation:		
Stockholder's equity at year end	$	21,742
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	312
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	4,679
Aggregate indebtedness	$	4,679
Percentage of Aggregate Indebtedness to Net Capital		21.52 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	22,577
Decrease in equity from audit adjustments		(835)
Net capital per above	$	21,742

See Independent Auditors' Report.



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

Independent Auditors' Report on Internal Control

To the Board of Directors
EZ Stocks, Inc.

In planning and performing our audit of the financial statements of EZ Stocks, Inc. for the period ended March 31, 2010, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EZ Stocks, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control was for the limited purposed described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis. We believe that the following deficiencies constitute material weaknesses:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of EZ Stocks, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

Financial Records

The amounts reported on the Company's Focus reports did not agree with the accounting records. In order to assure that there is an adequate audit trail to document the source of information reported on the quarterly Focus reports, we recommend that reported amounts agree with balances presented in the general ledger.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

June 11, 2010
Milwaukee, Wisconsin


SEC MAIL
RECEIVED
PROCESSING
JUN 18 2010
WASH. D.C.
211
SECTION

EZ STOCKS, INC.
Brooklfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended March 31, 2010

TABLE OF CONTENTS


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
BRANCH
08

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
EZ Stocks, Inc.
Brookfield, Wisconsin

We have audited the accompanying balance sheet of EZ Stocks, Inc. as of March 31, 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EZ Stocks, Inc. at March 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Form X-17A-5 and computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

June 11, 2010
Milwaukee, Wisconsin

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

EZ STOCKS, INC.
Brookfield, Wisconsin

Balance Sheet
March 31, 2010

ASSETS

Current Assets:	
Cash and equivalents	$ 26,421

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 4,679
Stockholder's Equity:	
Common stock	125,000
Additional paid in capital	224,900
Retained earnings (deficit)	(328,158)
Total stockholder's equity	21,742
Total liabilities and stockholder's equity	$ 26,421

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Operations
For the Year Ended March 31, 2010

Income:		
Commissions and other income	$	63,004
Expenses:		
Professional services		2,000
Membership fees		2,868
Correspondent office expense		59,324
Other operating expenses		1,677
Total expenses		65,869
Loss from operations		(2,865)
Other Income (Expense):		
Interest income		18
Net loss	$	(2,847)

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2010

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, April 1, 2009	$ 125,000	$ 224,900	$ (325,311)	$ 24,589
Net loss	---	---	(2,847)	(2,847)
Balance, March 31, 2010	$ 125,000	$ 224,900	$ (328,158)	$ 21,742

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Cash Flows
For the Year Ended March 31, 2010

Cash Flows for Operating Activities:	
Net loss	$ (2,847)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	1,869
Accounts payable	2,947
Net cash from operating activities	1,969
Cash and equivalents, Beginning of year	24,452
Cash and equivalents, End of year	$ 26,421

The accompanying notes to financial statements are an integral part of these statements.

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on December 1, 1999. The Company is registered with the Securities and Exchange Commission. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking, savings and clearing accounts.

Accounts Receivable

Accounts receivable are reported at the contract value. Based upon experience, an allowance for uncollectible accounts is not considered necessary.

Property and Equipment

The Company's policy is to capitalize the purchase of property and equipment with a cost of over $5,000. The Company has not acquired any equipment with a cost in excess of this amount.

Income Taxes

The Company has the following approximate net operating loss carryforwards:

Amount	Expiration Date
$ 90,000	March 31, 2021
88,000	March 31, 2022
30,000	March 31, 2023
1,000	March 31, 2024
70,000	March 31, 2026
19,000	March 31, 2028
8,000	March 31, 2029
2,000	March 31, 2030

The above carryforwards result in a deferred income tax asset of approximately $60,000. However, because the realization of the carryforwards is uncertain, a corresponding allowance has been recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Capital Stock

Capital stock consists of 9,000 authorized, 1,000 issued and outstanding no par value common stock shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2009. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Commitments

The Company has entered into an agreement with its president to defer a portion of his compensation until the Company is profitable. This amount cannot be reasonably estimated and therefore has not been recorded as a liability on the financial statements.

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

6. Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through June 11, 2010. There were no subsequent events that required recognition or disclosure.

7. Income Taxes

The Company is no longer to subject to federal tax examinations for years ending before March 31, 2007 and 2006 for state examinations.